[TriMas Corporation Letterhead]

April 14, 2011

Chambre Malone

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4631

Washington, D.C.  20549

VIA EDGAR

Re:                               TriMas Corporation - Registration Statement on Form S-3 (File No. 333-172525)

Dear Ms. Malone:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, TriMas Corporation (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement filed by the Company with the Securities and Exchange Commission (the “Commission”) be accelerated to, and that such Registration Statement be declared effective on, April 15, 2011, at 10:00 a.m. Eastern Time, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•                  should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests confirmation of effectiveness and requests that the same be communicated to our legal counsel, Cahill Gordon & Reindel LLP, attention: Douglas S. Horowitz, via telephone (212-701-3036) or fax (212-378-2543).  Your consideration in this matter is greatly appreciated.

Sincerely,

TriMas Corporation

	By:	/s/ Joshua A. Sherbin
Joshua A. Sherbin
General Counsel

cc:	Douglas S. Horowitz
Lindsay K. Flora
Mirlande Telfort